November 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Ronald (Ron) Alper
Pam Howell
Ameen Hamady
Jennifer Monick

Re:	SolarMax Technology, Inc.
Registration Statement on Form S-1, as amended
File No. 333-266206

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of shares of common stock of SolarMax Technology, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on Monday, November 13, 2023, or as soon thereafter as possible.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

Kingswood, a division of Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Director

[Signature Page to Acceleration Request]